[LETTERHEAD OF DORSEY & WHITNEY LLP]

STEVEN KHADAVI

Partner; New York Office Head

(212) 415-9376

FAX (646) 930-6549

khadavi.steven@dorsey.com

June 18, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Assistant Director

Re:	Tri-State Generation and Transmission Association, Inc.
Registration Statement on Form S-4
Filed April 22, 2015
File No. 333-203560

Dear Ms. Ransom:

Set forth below are the responses of Tri-State Transmission and Generation Association, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) dated May 22, 2015 with respect to the above-referenced Registration Statement. In order to facilitate the Staff’s review, we have repeated each comment in its entirety in the original numbered sequence in bold below. The Company is filing Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) via EDGAR contemporaneously with this letter. The Company has reviewed this letter and authorized us to make the representations on its behalf. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 1.

General

1.              We note that you are registering the new bonds in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No- Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Company is filing via EDGAR as correspondence, contemporaneously with the filing of Amendment No. 1, a supplemental letter stating that it is registering the exchange offer in reliance on the Staff’s position in such letters, which includes such representations.

2.              We note that the calculation of ratio of earnings to fixed charges is included as Exhibit 12.1 to the prospectus. Please provide the ratio itself in the prospectus, consistent with Item 503(d) of Regulation S-K and Item 3 to Form S-4.

Revisions have been made to pages 12 and 26 of Amendment No. 1 in response to the Staff’s comment.

Prospectus Cover Page

3.              Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

We confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Inside Front Cover Page of Prospectus

4.              Please provide the information required by Item 2 of Form S-4.

Revisions have been made to page i of Amendment No. 1 in response to the Staff’s comment.

Forward-looking Statements, page ii

5.              The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Revisions have been made to page ii of Amendment No. 1 in response to the Staff’s comment.

Prospectus Summary

Organization and Corporate Information, page 3

6.              We note your disclosure on page 27, and elsewhere in the prospectus, of various subsidiaries that you own. In this section, please provide detailed disclosure of your organizational structure, including an organizational flow chart.

Revisions have been made to page 4 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors, page 16

7.              Please delete your statement that “[a]dditional risks not presently known to [you], or that [you] currently deem immaterial, may also impair [your] business, financial condition, or results of operations.” Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Revisions have been made to pages 13, 14 and 17 of Amendment No. 1 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26

8.              We note your disclosure here and elsewhere in this section that patronage capital is returned to your Members at the discretion of your Board of Directors. Please elaborate on the process by which your Board of Directors determines when to return patronage capital, including any quantifiable information it utilizes in evaluating this decision.

Revisions have been made to pages 27, 28 and 31 of Amendment No. 1 in response to the Staff’s comment.

9.              We note your disclosure that the return of your patronage equity capital is subject to restrictions by certain debt instruments. Notwithstanding the restrictions you disclose on page 107, please tell us if there are any other restrictions that affect the return of your patronage equity capital within any other debt instruments. Please also confirm that the amount that was free of restrictions at December 31, 2014 was limited to compliance with the Equity to Capitalization Ratio.

There are no other restrictions that affect the retirement of the Company’s patronage equity capital within any other debt instruments. The Company confirms that the amount that was free of restrictions at December 31, 2014 was limited to compliance with the Equity to Capitalization Ratio.

Results of Operations

Year ended December 31, 2014 compared to years ended…

Operating Revenues, page 34

10.       Please revise your filing to provide more context around the increase in non-member electric sales revenue in 2014 that was due to the recognition of $20 million of previously deferred non-member electric sales revenue. We refer you to Section III.B.1 of SEC Release No. 33-8350 for guidance on this area.

Revisions have been made to page 36 of Amendment No. 1 in response to the Staff’s comment.

Liquidity, page 37

11.       Here or in another appropriate place in the prospectus, please disclose the material terms of the 2011 Credit Agreement, such as the interest rate and a cross-reference to the covenants contained in the Master Indenture.

Revisions have been made to page 42 of Amendment No. 1 in response to the Staff’s comment.

Contractual Commitments, page 40

12.       Please tell us what consideration you gave to including estimated interest payments on outstanding debt obligations within this table. Given that the table is aimed at increasing transparency of cash flow, interest payments may be included in the table. If you choose not to include these payments, please provide information regarding future interest payments in a footnote to the table. See Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of

Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

Revisions have been made to page 46 of Amendment No. 1 in response to the Staff’s comment.

Tri-State Generation and Transmission Association, Inc.

Wholesale Electric Service Contracts, page 46

13.       Here or in another appropriate section of the prospectus, please disclose the material terms of the purchase agreements you have entered into with each of your members.

Revisions have been made to page 53 of Amendment No. 1 in response to the Staff’s comment.

Fuel Supply, page 54

14.       Please tell us whether you are an “operator,” within the meaning given the term in section 3 of the Federal Mine Safety and Health Act of 1977, of any of the coal mines in which you hold an interest. If so, please provide the disclosure required by Item 104 of Regulation S-K.

As discussed in a phone conversation with the Staff, the Company respectfully submits that Item 104 of Regulation S-K does not apply to a Registration Statement on Form S-4.

Related Party Transactions, page 88

15.       Please disclose the dollar value of each of the related party transactions identified in this section. Refer to Item 404(a) of Regulation S-K.

Revisions have been made to page 96 of Amendment No. 1 in response to the Staff’s comment.

The Exchange Offer

Purpose and effects of the exchange offer, page 89

16.       Please add the representation to your list on page 90 that the holder is not engaged in and does not intend to engage in a distribution of the new bonds.

Revisions have been made to page 98 of Amendment No. 1 in response to the Staff’s comment.

Terms of the Exchange Offer, page 91

17.       We note the disclosure indicating that you will issue the new bonds “on the earliest practicable date” after acceptance and return any old bonds not accepted for exchange “as promptly as practicable” after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old bonds “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary. Please also revise to state that the issuer will issue the new bonds promptly after expiration rather than after acceptance.

Revisions have been made to pages 100 and 104 of Amendment No. 1 in response to the Staff’s comment.

Expiration date; extensions; amendments, page 92

18.       Please include a statement that any extension notice will disclose the approximate number of securities deposited or tendered as of the notice date. Please refer to Rule 14e-1(d) under the Exchange Act of 1934, as amended.

Revisions have been made to page 100 of Amendment No. 1 in response to the Staff’s comment.

Conditions to the exchange offer, page 96

19.       We note that the issuer may determine in its “sole judgment” whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Revisions have been made to page 105 of Amendment No. 1 in response to the Staff’s comment.

Description of the Master Indenture

Debt Service Ratio and Rate Covenant…, page 106

20.       You use the term “generally defined” to explain the makeup of the Net Margins Available for Debt Service and the Annual Debt Service Requirement. Please tell us if there are other ways to calculate these inputs that are utilized to determine your Debt Service Ratio and revise your filing accordingly.

Net Margins Available for Debt Service can only be calculated in one way under the Master Indenture. Revisions have been made to page 114 of Amendment No. 1 to remove the phrase “generally” and to enhance the disclosure.

Under the Master Indenture, the definition of Annual Debt Service Requirement does allow for alternative ways to calculate the inputs. The existing disclosure states that there are “…special calculation rules applicable to specific types of debt.” There are 13 different calculation rules included in the definition. The two rules having the primary impact on the calculation relate to defeasance and lease obligations, both of which are described in the existing disclosure.

The definition also allows for different calculations of debt service on certain types of debt. For example, the principal portion of balloon debt may be recognized by amortizing the full principal amount of such balloon debt over the full term of such debt. Alternatively, a consensual sinking fund for the principal amount of such balloon debt may be established by a schedule approved by the Company’s Board of Directors.

Consolidated Financial Statements, page F-1

21.       Effective May 15, 2015, the age of the financial statements does not satisfy the requirements of Rule 3-12(a) of Regulation S-X. Please update your financial statements and related disclosures, as necessary, to comply with this Rule through the effective date of your filing.

The financial statements and related disclosures have been updated throughout Amendment No. 1 in response to the Staff’s comment.

Consolidated Statements of Equity, page F-6

22.       Please reconcile the differences between the balances of Retirement of patronage capital disclosed here and on the Statement of Cash Flows on page F-7. In this regard, tell us if your distribution of patronage capital includes non-cash items.

There were no non-cash items included in the Company’s distribution of patronage capital. The differences result from the fact that the Company’s Members have discretion as to when the actual cash payment of the patronage capital retirement is made to each of them. Distributions of patronage capital retirements are typically made near year-end, and may be received either in December or the following January at the option of each of the Company’s Members.

Retirement of patronage capital in the consolidated statements of equity was $20,946 (dollars in thousands) for the year ended December 31, 2014, which represented the patronage capital retired for the year. Retirement of patronage capital in the consolidated statements of cash flow was $20,582 (dollars in thousands) for the year ended December 31, 2014, which represented cash payments of the patronage retirements to the Company’s Members. Specifically, $10,000,000 of patronage capital was retired in 2013, of which $3,849,000 was unpaid as of December 31, 2013 and paid in January 2014. $20,946,000 of patronage capital was retired in 2014, of which $4,213,000 was unpaid as of December 31, 2014 and paid in January 2015. The total 2014 cash payments of the patronage retirements was therefore $20,582,000 ($3,849,000 plus $16,733,000 [$20,946,000 minus $4,213,000]).

Revisions have been made to page 31 of Amendment No. 1 to clarify this concept.

Note 2 — Summary of Significant Accounting Policies

Accounting for Rate Regulation, page F-9

23.       You disclose that the Association is recovering the goodwill costs pursuant to the accounting requirements related to regulatory accounting. Please explain the nature of rate making activities by the Board of Directors including the precedent for including goodwill in allowable costs of service. Please also tell us how these costs generated a regulatory asset. Refer to ASC 980-340-25-1. We may have further comment after considering your response.

The Company is a taxable wholesale electric power generation and transmission cooperative operating on a not-for-profit basis, supplying wholesale electric power to the Company’s 44 Members. The Company is owned entirely by its 44 Members.  The Company’s wholesale electric service contracts with the Company’s Members provide that rates paid by Members for the electric service provided to them must be set at levels to produce revenues, together with revenues from all other sources, sufficient to meet the Company’s cost of operation, including reasonable reserves, to cover debt and lease payments and development of Members’ equity in the Company. Electric power is supplied to Members at rates established by the Company’s Board of Directors. The rates established by the Board of Directors are anticipated to achieve the above stated objectives. Based upon the authority of the Board of Directors and the objectives of the Company, the Company meets the criteria set forth in ASC 980-10-15-2 and the Company is therefore subject to ASC Topic 980.

As disclosed in Accounting for Rate Regulation, on page F-9 of Amendment No. 1, the Company recorded goodwill in connection with the acquisitions of TCP and Colowyo Coal. Prior to the TCP and Colowyo Coal acquisitions, the Company had not completed any acquisitions resulting in the generation of goodwill and as such, had no previous precedent regarding the treatment of goodwill as an allowable cost of service.

In connection with these acquisitions, the Board of Directors determined that to meet the above stated rate-making objectives, all costs of the acquisitions, including amounts recorded as goodwill, should be recovered through rates. In order to provide for the recovery of goodwill amortization expense in the rate charged to the Company’s Members, the Company’s Board of Directors, its regulator, passed a board resolution authorizing the amortization of goodwill relating to the TCP acquisition as an expense to be recovered in the rates charged to Members over the 25 year remaining life of J.M. Shafer Generating Station (“JMS”) (i.e. an allowable cost for rate making purposes). Additionally, in connection with the goodwill recorded in the Colowyo Coal acquisition, the Company’s Board of Directors passed a board resolution authorizing the amortization of goodwill relating to that acquisition to be recovered in the rates charged to Members over the 44 year remaining life of Craig Generating Station (i.e. an allowable cost for rate making purposes). In connection with these decisions, the Company considered and applied the guidance in ASC 980-350-35-1 and 2 which state:

35-1 Topic 350 states that goodwill shall not be amortized and shall be tested for impairment in accordance with that Subtopic. For rate-making purposes, a regulator may permit an entity to amortize purchased goodwill over a specified period. In other cases, a regulator may direct an entity not to amortize goodwill or to write off goodwill.

35-2 If the regulator permits all or a portion of goodwill to be amortized over a specific time period as an allowable cost for rate-making purposes, the regulator’s action provides reasonable assurance of the existence of a regulatory asset (see paragraph 980-340-25-1). That regulatory asset would then be amortized for financial reporting purposes over the period during which it will be allowed for rate-making purposes. Otherwise, goodwill shall not be amortized and shall be accounted for in accordance with Topic 350.

The resolutions, requiring amortization of goodwill in rates, passed by the Board of Directors (its regulator that sets rates charged to its Members) provided reasonable assurance of a regulatory asset and the basis for the Company to conclude the provisions of ASC 980-340-25-1 had been met with regard to these regulatory assets.

24.       Please tell us more about the deferred revenues that you classify as a regulatory liability including why the Association deferred the recognition of non-member electric sales revenue. Please also specifically tell us how these deferrals generated a regulatory liability as outlined in ASC 980-405-25.

In connection with establishing Member rates for the upcoming fiscal year, the Board of Directors approves an annual budget that estimates, among other things, anticipated costs of operations, receipts expected from sources other than from Members and other gains and losses that may be recognized by the Company. Upon determining these estimated amounts, the Board of Directors then establishes the Member revenue requirements necessary to recover all of the Company’s costs plus reasonable reserves, as required by our contracts with our Members and related rate schedule. During 2008 and 2011, the Company experienced favorable economic events that were not anticipated during the Member rate determination process for those years. Therefore, during 2008 and 2011, the Board of Directors passed resolutions requiring that a portion of the collections from non-members in those years be deferred and utilized to reduce Member rates in future periods. Due to the fact that the resolutions passed by the Board of Directors required these amounts be used in future periods to reduce the rates the Company will charge to its Members, the Company set up a regulatory liability for the amounts approved by the Board of Directors and for the amounts to be refunded to Members in future periods through lower rates than would otherwise be required in accordance with ASC 980-405-25-1. In connection with the 2014 Member rate determination process, the Board of Directors determined that $20 million of the deferred non-member collections/regulatory liability should be recognized in 2014 and thereby refunded to the

Members through reduced, from what would have otherwise been required, Member revenue requirements (lower rates) in 2014. The notes to the consolidated financial statements disclose the recognition of the $20 million of regulatory liabilities/deferred revenues (1.4% of 2014 Operating Revenues) in 2014 and the Statement of Operations line item (Non-member electric sales) on which it is recorded.  Additionally the notes to the consolidated financial statements disclose that $45 million of the regulatory liabilities/deferred revenues remains to be refunded and the periods through which the Board of Directors has authorized these refunds to be granted.

Other Deferred Charges, page F-16

25.       We note your disclosure that on abandoned projects, the related preliminary survey and investigation expenditures would be deferred as a regulatory asset if they were “large.” Please tell us more about the threshold for meeting this category and how that applies to the guidance in ASC 980-360-35.

In accordance with ASC 980-360-35, Accounting for Abandonments, when it becomes probable (likely to occur) that an operating asset or an asset under construction will be abandoned, the cost of that asset shall be removed from construction work-in-process or plant-in-service. A loss on abandonment should be recognized when it becomes probable that all or part of the cost of the asset will be disallowed from recovery in future rates and such amount is reasonably estimable. The amount, if any, which the regulated utility expects to recover, should be recorded as a new regulatory asset.

As of December 31, 2014, preliminary survey and investigation was primarily comprised of expenditures for the Holcomb Station Project of $82.0 million and the Eastern Plains Transmission Project of $27.3 million. These contemplated generation and transmission projects are continually monitored for their usefulness to the Company’s operations. Although not presently the case, the intent of the disclosure was to convey that the current intent of the Board of Directors is that in the event that it becomes probable that the project will be abandoned, then the Company’s Board of Directors will approve the recovery, in Member rates, of the costs of the abandoned project. In such case, a regulatory asset will be recognized for the amount of the allowable costs and recovered through rates over a period determined by the Company’s Board of Directors in accordance with ASC 960-360-35.

Note 4 — Intangibles

Intangible Assets, page F-21

26.       Please tell us the GAAP basis for classifying the amortization of the PPA intangible asset premium as a reduction of operating revenue. We may have further comments after considering your response.

At the time of the TCP acquisition which included JMS, TCP was contractually obligated to sell 122 megawatts of the 272 megawatt net generating capability of JMS to the Public Service Company of Colorado (“PSCO”) under a purchase power agreement (“PPA”) through June 30, 2019. In connection with the December 2, 2011 acquisition, the PSCO PPA was evaluated, with the assistance of an independent appraiser, to determine its fair value at the acquisition date. An intangible asset with a fair value of $55.5 million was recognized based upon the amount that the PSCO PPA contract terms were above market value at the acquisition date. This finite-lived intangible asset is being amortized over the remaining life of the PSCO PPA contract. The amortization is being recorded as a reduction to other operating revenue which corresponds with where the revenue from the PSCO PPA is also being recorded. This method is consistent with the guidance provided by ASC 350-30-45-2, Intangibles — Goodwill and Other, General Intangibles Other Than Goodwill, Other Presentation Matters, which states that, “the amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate for each entity.”

Intangible Liabilities, page F-22

27.       Similar to our comment 26 above, please tell us the GAAP basis for classifying the amortization of the Colowyo Coal intangible liability as an increase in other operating revenue.

At the time of the Colowyo Coal acquisition, Colowyo Coal was obligated to sell coal to the other third-party owner participants (“Yampa Participants”) of Craig Generating Station through 2017. In connection with the December 1, 2011 acquisition, the coal sales agreement with the Yampa Participants was evaluated, with the assistance of an independent appraiser, to determine its fair value at the acquisition date. An intangible liability with a fair value of $18 million was recognized based upon the amount that the contract terms were below market at the acquisition date. This finite-lived intangible liability is being amortized over the remaining life of the coal sales agreement. The amortization benefit is being recorded as an increase to other operating revenue which corresponds with where the revenue for coal sales to the other Yampa Participants is also being recorded. This method is consistent with the guidance provided by ASC 350-30-45-2, Intangibles — Goodwill and Other, General Intangibles Other Than Goodwill, Other Presentation Matters, which states that, “the amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate for each entity.”

Note 7 — Income Taxes, page F-27

28.       Please show us how you arrived at a taxable loss for the Association of $197.2 million for fiscal year 2014.

The 2014 taxable loss is primarily due to two (one permanent and one temporary) book/tax differences. The permanent difference is the patronage exclusion for the Company’s book margins of $64.2 million that were allocated to Members in 2014. As disclosed in Income Taxes, page F-18 of Amendment No. 1, as a cooperative, the Company is allowed a tax exclusion for margins allocated as patronage capital. The temporary difference relates to the tax deduction for the $184.1 million of debt prepayment transaction costs that were incurred in conjunction with the prepayment of long-term debt during 2014. These costs were deducted in 2014 for tax purposes but were approved by the Company’s Board of Directors to be recovered in Member rates and therefore recorded as regulatory assets in 2014 as disclosed in Accounting for Rate Regulation, page F-9 of Amendment No. 1.

Summary of the 2014 taxable loss (in millions):

2014 Book net margins	$64.2
Patronage exclusion	(64.2)
Deduction of debt prepayment transaction costs	(184.1)
Misc. other book/tax differences	(13.1)
2014 Taxable loss	$(197.2)

Exhibit 99.1

29.       Delete the language in the letter of transmittal requiring the bond holder to acknowledge his/her “review” of the prospectus.

Revisions have been made to Exhibit 99.1 and Exhibit 99.3 in response to the Staff’s comment.

*                *                *

We trust the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact the undersigned with any questions regarding the foregoing.

Sincerely,

/s/ Steven Khadavi
Steven Khadavi

cc:                                Kenneth V. Reif – General Counsel, Tri-State Generation and Transmission Association, Inc.

Stephen R. Fetterman – Ernst & Young LLP